19

30 2/25/03

UNITED STAT[illegible]
SECURITIES AND EXCHANG[illegible]
Washington, D.C. 2[illegible]

03001554

OMB APPROVAL	
[illegible]B Number:	3235-0123
[illegible]res: September 30, 1998	
[illegible]mated average burden	
hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-43724~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED FEB 2 1 2003 WASHINGTON SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ARKA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 West F Street
(No. and Street)

SAN DIEGO	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Livingston — (619) 702-0170
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NATION SMITH HERMES DIAMOND
(Name — *if individual, state last, first, middle name*)

10616 Scripps Summit Court, Suite 100	San Diego	CA	92131
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS LIVINGSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARKA SECURITIES, INC., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BRENDA CHILDS
COMM. # 1336422
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
COMM. EXP. DEC. 25, 2005

Brenda Childs
Notary Public

Signature

Financial & Operations Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARKA Securities, Inc. and Subsidiary

Consolidated Financial Statements and Supplementary Information

Year Ended December 31, 2002

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

NATION SMITH HERMES DIAMOND

ACCOUNTANTS & CONSULTANTS

A PROFESSIONAL CORPORATION

ARKA Securities, Inc. and Subsidiary

Contents

NATION
SMITH
HERMES
DIAMOND
ACCOUNTANTS & CONSULTANTS

10616 Scripps Summit Court
San Diego, CA 92131

TEL: 858-795-2000
FAX: 858-795-2001
e-mail: nshd@nshd.com
www.nshd.com

Independent Auditors' Report

Board of Directors
ARKA Securities, Inc.
San Diego, California

We have audited the accompanying consolidated statement of financial condition of **ARKA Securities, Inc. and Subsidiary** (a California Corporation) as of December 31, 2002, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of **ARKA Securities, Inc. and Subsidiary** at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Nation Smith Hermes Diamond

San Diego, California
January 13, 2003

ARKA Securites, Inc.
and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents (Note 1)	$	404,827
Securities owned (Note 1)		58,414
Receivable from clearing broker-dealer		8,573
Receivable from related party (Note 2)		28,323
Prepaid expenses and other assets		36,776
Fixed assets, net (Notes 1 and 3)		15,075
Total assets	$	551,988

Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	27,454
Total liabilities		
Commitments and Contingencies (Note 5)		
Stockholder's Equity		
Common stock, no par value; 100,000 shares authorized; 350 shares issued and outstanding		35,000
Additional paid-in capital		3,076,500
Accumulated deficit		(2,586,966)
Total stockholder's equity		524,534
	$	551,988

The accompanying notes are an integral part of this consolidated financial statement.

ARKA Securites, Inc.
and Subsidiary

Consolidated Statement of Operations

Year Ended December 31, 2002

Revenues		
Commissions	$	881,813
Losses on proprietary securities transactions		(82,417)
Other income		7,179
Interest income		15,665
Total Revenues		822,240
Expenses		
Clearing charges and commissions		390,290
Compensation		281,900
Consulting fees		103,579
Travel and entertainment		95,117
Payroll taxes and other employee benefits		71,048
Telephone and postage		27,776
Rent		15,583
Continuing education		13,559
Office expense		9,993
Outside services		8,643
Depreciation		7,236
Advertising		6,920
Taxes, licenses, and registrations		3,970
Total Expenses		1,035,614
Loss Before Income Taxes		(213,374)
Provision for income taxes (Notes 1 and 4)		800
Net Loss	$	(214,174)

The accompanying notes are an integral part of this consolidated financial statement.

ARKA Securites, Inc.
and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2001	350	$ 35,000	$ 3,076,500	$ (2,372,792)	$ 738,708
Net loss	-	-	-	(214,174)	(214,174)
Balance at December 31, 2002	350	$ 35,000	$ 3,076,500	$ (2,586,966)	$ 524,534

The accompanying notes are an integral part of this consolidated financial statement.

Consolidated Statement of Cash Flows

Year Ended December 31, 2002		
Cash Flows From Operating Activities		
Net loss	$	(214,174)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		7,236
Change in operating assets and liabilities:		
Receivable from clearing broker-dealer		116,530
Receivable from related party		(5,204)
Prepaid expenses and other assets		8,837
Accounts payable and accrued liabilities		(41,109)
Accounts payable to related party		(1,279)
Net cash used in operating activities		(129,163)
Cash Flows From Investing Activities		
Securities owned transactions, net		370,667
Purchases of fixed assets		(1,639)
Net cash provided by investing activities		369,028
Net increase in cash and cash equivalents		239,865
Cash and Cash Equivalents at Beginning of Year		164,962
Cash and Cash Equivalents at End of Year	$	404,827
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$	800

The accompanying notes are an integral part of this consolidated financial statement.

1. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Nature of operations

ARKA Securities, Inc. ("the Company") is a wholly-owned subsidiary of **ARKA International Corporation**. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides investment advisory and broker-dealer services as an introducing broker-dealer who clears customer transactions through another broker-dealer on a fully disclosed basis. The Company's customers consist primarily of customers of ARKA International's parent company located in Mexico City.

ARKA Currency, Inc. is a Delaware corporation and a wholly-owned subsidiary of **ARKA Securities, Inc.,** a California corporation.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany accounts have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

Securities transactions

Securities owned are stated at market value, based on quoted market prices. Securities not readily marketable are valued at fair value as determined by management. Proprietary security transactions and the related commission revenue and expense are recorded on a trade-date basis.

Depreciation Depreciation is provided on the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term.

Commissions Customer commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

2. Related Party Transactions

At December 31, 2002, the Company had a $28,323 noninterest-bearing receivable from the Company's parent.

3. Fixed Assets

Fixed assets consisted of the following:

December 31, 2002		
Furniture and equipment	$	108,460
Less accumulated depreciation		(93,385)
	$	15,075

Depreciation expense was approximately $7,000 for 2002.

4. Income Taxes

Income taxes consisted of the $800 minimum California franchise tax for 2002.

At December 31, 2002, the Company had available net operating loss carryforwards of approximately $2,378,000 and $480,000 for federal and state income tax purposes, respectively. If not utilized, the federal loss carryforwards begin to expire in 2009 and state loss carryforwards will begin to expire in 2003. A valuation allowance of approximately $850,000 has been recognized in 2002 to fully offset the net deferred tax asset of $850,000 at December 31, 2002, as it is not more likely than not that the

4. Income Taxes, Cont'd

deferred tax asset will be realized. This is an increase of $220,000 from the $630,000 valuation allowance at December 31, 2001.

5. Commitments and Contingencies

The Company leases office space under a five year operating lease which expires in August 2007. Rent expense for 2002 was approximately $16,000.

Future minimum lease payments required under the office lease are as follows:

Year Ending December 31,	
2003	$ 24,120
2004	24,845
2005	25,587
2006	26,353
2007	15,638
Total	$ 116,543

6. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2002 was 0.09 to 1.0. The basic concept of the Rule is liquidity; its object being to require a broker-dealer to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2002, the Company had net capital of $377,751 which was $277,751 in excess of the amount required by the SEC.

7. Reserve Requirements for Brokers and Dealers

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer who clears customer transactions through another broker-dealer on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of the Reserve Requirement for brokers and dealers.

8. Employee Benefit Plans

401(k) plan

The Company sponsors a 401(k) savings plan ("the Plan") for all eligible employees. Participants may contribute between 0% and 8% of their eligible compensation. The Company matches up to 100% of participants' contributions, to a maximum of 7%. The Company made contributions of approximately $19,000 for 2002.

ARKA Securities, Inc.
and Subsidiary

Supplementary Information

NATION SMITH HERMES DIAMOND
ACCOUNTANTS & CONSULTANTS

10616 Scripps Summit Court
San Diego, CA 92131

TEL: 858-795-2000
FAX: 858-795-2001
e-mail: nshd@nshd.com
www.nshd.com

Independent Auditors' Report on Supplementary Information

Board of Directors
ARKA Securities, Inc.
San Diego, California

We have audited the accompanying consolidated financial statements of **ARKA Securities, Inc. and Subsidiary** as of and for the year ended December 31, 2002, and have issued our report thereon dated January 13, 2003. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Nation Smith Hermes Diamond

San Diego, California
January 13, 2003

NATION SMITH HERMES DIAMOND
ACCOUNTANTS & CONSULTANTS

10616 Scripps Summit Court, Suite 100
San Diego, CA 92131

TEL: 858-795-2000
FAX: 858-795-2001
e-mail: nshd@nshd.com
www.nshd.com

Independent Auditors' Report on Internal Control

Board of Directors
ARKA Securities, Inc.
San Diego, California

In planning and performing our audit of the consolidated financial statements and supplementary schedules of **ARKA Securities, Inc. and Subsidiary** ("the Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Nation Smith Hermes Diamond

San Diego, California
January 13, 2003

ARKA Securites, Inc. and Subsidiary

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation to the Company's Computation (Parent Company Only)

December 31, 2002

Net Capital				
Total stockholder's equity			$	524,534
Deduct stockholder's equity not allowable for net capital				(9,276)
Total stockholder's equity qualified for net capital				515,258
Deductions and/or charges:				
Nonallowable assets:				
Receivables from non-customers	$	(63,114)		
Fixed assets, net		(15,075)		
Rental deposit		(1,985)		(80,174)
Net capital before haircuts on securities positions (tentative net capital)				435,084
Haircuts on securities:				
Securities owned	$	(57,333)		
Undue concentrations		-		(57,333)
Net Capital				377,751
Minimum Net Capital Required				(100,000)
Excess Net Capital			$	277,751

Reconciliation With Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's Part II (unaudited FOCUS report)	$	377,751
Audit adjustments (net)		-
Net Capital Per Above	$	377,751
Total Aggregate Indebtedness	$	35,299
Ratio of Aggregate Indebtedness to Net Capital		9.3%